March 22, 2013

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Tom Kluck, Legal Branch Chief

Re:	Industrial Property REIT Inc.

(formerly known as Logistics Income Trust, Inc.)

Amendment No. 2 to Registration Statement on Form S-11

Filed March 22, 2013

File No. 333-184126

Dear Mr. Kluck:

On behalf of Industrial Property REIT Inc. (formerly known as Logistics Income Trust Inc.), a Maryland corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), please find attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR, a complete copy of Amendment No. 2 to the above referenced Registration Statement (the “Registration Statement”) on Form S-11 (“Amendment No. 2”).

Amendment No. 2 includes revisions in response to the comment letter from the Staff of the Commission (the “Staff”) to Dwight L. Merriman III of the Company, dated March 1, 2013 (the “Comment Letter”). This letter provides responses to the Comment Letter, with responses keyed to the numbered comments in the Comment Letter.

For the Staff’s convenience, the Company is providing the Staff with one clean copy of Amendment No. 2 and four marked copies of Amendment No. 2, which have been marked to indicate the location of changes made to Amendment No. 1 to the Registration Statement filed with the Commission on February 1, 2013, together with four copies of this response letter as filed with the Commission.

General

1.	We note your response to comment 1 of our letter dated October 25, 2012. Please affirmatively confirm that you have not authorized anyone to provide written materials on your behalf.

Mr. Tom Kluck

March 22, 2013

Response:

As of the date hereof, the Company has not provided, and it has not authorized any third party to provide, any written materials in reliance on Section 5(d) of the Securities Act to any potential investors. As indicated in the Company’s prior response to the Commission, dated February 1, 2013, should the Company or anyone authorized on the Company’s behalf provide any written materials to potential investors in reliance on Section 5(d) of the Securities Act, the Company will supplementally provide such materials to the Commission.

2.	We note your response to comments 4 and 5 of our letter dated October 25, 2012, and your reliance on the relief granted in prior no-action letters. We note that you are responsible for analyzing the applicability of the tender offer rules and Regulation M to your share repurchase program. We are not taking a position on the conclusions described in your response and urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted.

Response:

The Company acknowledges that it is responsible for (i) analyzing the applicability of the tender offer rules and Regulation M to the Company’s share redemption program and (ii) considering all of the elements of the Company’s share redemption program in determining whether the program is consistent with the relief granted by the Division of Corporation Finance and the Division of Market Regulation in prior no-action letters.

3.	Please provide updated financial statements and financial information in accordance with Rule 301(a) of Regulation S-X.

Response:

The Company has included updated financial statements and financial information in accordance with Rule 3-01(a) of Regulation S-X in Amendment No. 2.

Cover Page

4.	Please revise your cover page and summary risk factors to clarify that there is no requirement for you to ever provide liquidity.

Response:

The Company has revised the cover page of the prospectus and the summary risk factors as requested.

Mr. Tom Kluck

March 22, 2013

Prospectus Summary, page 1

Compensation to the Advisor and its Affiliates, page 4

5.	We note your response to comment 9 of our letter dated October 25, 2012. We reissue our comment in part. We note that you intend to reimburse your advisor for personnel costs, unless those costs relate to acquisition fees or real estate commissions. We also note that while your executive officers work directly for your advisor, they are providing services to you. Please specifically disclose whether you will reimburse your advisor for the salaries and benefits to be paid to your named executive officers for services provided to you, whether these services are paid for by your advisor or from another source. In addition, in future filings that require Item 402 of Regulation S-K disclosure, please disclose the amount of fees paid to the advisor, break out the amounts paid pursuant to the reimbursement provision, and within reimbursements specify any amounts reimbursed for salaries or benefits of a named executive officer.

Response:

The Company has revised the “Prospectus Summary — Compensation to the Advisor and its Affiliates,” “The Advisor and the Advisory Agreement — The Advisory Agreement” and the “Management Compensation” sections of Amendment No. 2 to clarify that the Company will reimburse the Advisor for personnel costs, including salaries and benefits paid to the Company’s Principal Executive Officer and Prinicipal Financial Officer. In addition, in future filings that require disclosure pursuant to Item 402 of Regulation S-K, the Company will disclose the amount of fees and expenses paid or reimbursed to Industrial Property Advisors LLC (the “Advisor”), will break out the amounts paid as expense reimbursements to the Advisor, and with respect to such expense reimbursements, will specify any amounts reimbursed for any portion of the salaries or benefits paid to the Company’s Principal Executive Officer and Principal Financial Officer.

6.	We note your response to comment 10 of our letter dated October 25, 2012. As it relates to fees, like the dealer manager fee, that have initial and ongoing components, please disclose the estimated amount to be incurred in the initial year in addition to the amount which you have disclosed on a maximum aggregate basis.

Response:

The Company has added disclosure to the tables included in the “Prospectus Summary — Compensation to the Advisor and its Affiliates” and “Management Compensation” sections of Amendment No. 2 to disclose the estimated amount of dealer manager fees and distribution fees that the Company expects to incur in the initial year of the offering, applying the two sets of assumptions described in those tables.

Mr. Tom Kluck

March 22, 2013

Investment Strategy, Objectives and Policies, page 67

7.	We note your response to comment 14 of our letter dated October 25, 2012. Please revise your disclosure to clarify you could invest in any of the asset classes, including those that present greater risk and revise the risk factors accordingly.

Response:

The Company has revised disclosure in the “Prospectus Summary — Investment Strategy” and “Investment Strategy, Objectives and Policies — Investment Strategy” sections of Amendment No. 2, as well as in the risk factor on page 26 of Amendment No. 2 captioned, “[t]his is a “blind pool” offering and you will not have the opportunity to evaluate investments prior to purchasing shares of our common stock,” to clarify that the Company could invest in any of the asset classes described in the “Investment Strategy, Objectives and Policies — Investment Strategy” section of Amendment No. 2, including those that present greater risk.

Appendix A: Prior Performance Tables, page A-1

8.	We note your response to comment 21 of our letter dated October 25, 2012 that you believe investors would benefit by having more detailed information regarding certain private programs with investment objectives similar to those of the company. Please confirm whether the sponsor or its affiliates have sponsored any other private programs in the last ten years with investment objectives similar to those of the company. We note your related disclosure at the top of page 120. We may have further comments.

Response:

The Company confirms that the sponsor and its affiliates have not sponsored any other private programs in the last ten years with investment objectives similar to those of the Company.

Table I

9.	We note your response to comment 24 of our letter dated October 25, 2012. Please note that the cash down payment should be based on the proceeds. The debt financing should be disclosed in the percent leverage category. Please revise the table accordingly.

Response:

The Company has revised Table I as requested.

Mr. Tom Kluck

March 22, 2013

Exhibits

10.	We note your response to comment 27 of our letter dated October 25, 2012. We will continue to monitor for your response to this comment.

Response:

The Company has enclosed herewith as Annex A is a draft copy of the legal opinion for your review.

***

If you should have any questions about this letter or require any further information, please call me at 212-801-6496.

Sincerely,

Greenberg Traurig, LLP

/s/ Alice L. Connaughton
Alice L. Connaughton
Shareholder

cc:	Joshua J. Widoff, Industrial Property REIT Inc.

Judith D. Fryer, Esq., Greenberg Traurig, LLP

Annex A

Form of Legal Opinion

[LETTERHEAD OF VENABLE LLP]

DRAFT – SUBJECT TO REVIEW AND CHANGE

            , 2013

Industrial Property REIT Inc.

518 Seventeenth Street, 17th Floor

Denver, Colorado 80202

Re:	Registration Statement on Form S-11 (File No. 333-184126)

Ladies and Gentlemen:

We have served as Maryland counsel to Industrial Property REIT Inc., a Maryland corporation (the “Company”), in connection with certain matters of Maryland law arising out of the registration of 202,631,579 shares (the “Shares”) of common stock, $0.01 par value per share, of the Company, consisting of Class A Common Shares (“Class A Shares”) and Class T Common Shares (“Class T Shares”), covered by the above-referenced Registration Statement, and all amendments thereto (the “Registration Statement”), filed by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “1933 Act”). 150,000,000 Shares (the “Primary Offering Shares”) are issuable in a primary offering (the “Offering”) pursuant to subscription agreements (the “Subscription Agreements”) and 52,631,579 Shares (the “Plan Shares”) are issuable pursuant to the Company’s Distribution Reinvestment Plan (the “Plan”), subject to the right of the Company to reallocate Shares between the Offering and the Plan as described in the Registration Statement.

In connection with our representation of the Company, and as a basis for the opinion hereinafter set forth, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents (herein collectively referred to as the “Documents”):

1. The Registration Statement and the related form of prospectus included therein (including, without limitation, the form of Subscription Agreement attached thereto as Appendix B and the Plan attached thereto as Appendix C) in the form in which it was transmitted to the Commission under the 1933 Act;

2. The charter of the Company (the “Charter”), certified by the State Department of Assessments and Taxation of Maryland (the “SDAT”);

Industrial Property REIT Inc.

                            , 2013

3. The Bylaws of the Company, certified as of the date hereof by an officer of the Company;

4. A certificate of the SDAT as to the good standing of the Company, dated as of a recent date;

5. Resolutions adopted by the Board of Directors of the Company relating to the sale, issuance and registration of the Shares (the “Resolutions”), certified as of the date hereof by an officer of the Company;

6. A certificate executed by an officer of the Company, dated as of the date hereof; and

7. Such other documents and matters as we have deemed necessary or appropriate to express the opinion set forth below, subject to the assumptions, limitations and qualifications stated herein.

In expressing the opinion set forth below, we have assumed the following:

1. Each individual executing any of the Documents, whether on behalf of such individual or another person, is legally competent to do so.

2. Each individual executing any of the Documents on behalf of a party (other than the Company) is duly authorized to do so.

3. Each of the parties (other than the Company) executing any of the Documents has duly and validly executed and delivered each of the Documents to which such party is a signatory, and such party’s obligations set forth therein are legal, valid and binding and are enforceable in accordance with all stated terms.

4. All Documents submitted to us as originals are authentic. The form and content of all Documents submitted to us as unexecuted drafts do not differ in any respect relevant to this opinion from the form and content of such Documents as executed and delivered. All Documents submitted to us as certified or photostatic copies conform to the original documents. All signatures on all such Documents are genuine. All public records reviewed or relied upon by us or on our behalf are true and complete. All representations, warranties, statements and information contained in the Documents are true and complete. There has been no oral or written modification of or amendment to any of the Documents, and there has been no waiver of any provision of any of the Documents, by action or omission of the parties or otherwise.

Industrial Property REIT Inc.

                            , 2013

5. The Shares will not be issued or transferred in violation of any restriction or limitation on transfer and ownership of shares of stock of the Company contained in Article VII of the Charter.

6. Upon the issuance of any of the Shares, the total number of Class A Shares issued and outstanding will not exceed the total number of Class A Shares that the Company is then authorized to issue under the Charter and the total number of Class T Shares issued and outstanding will not exceed the total number of Class T Shares that the Company is then authorized to issue under the Charter. We note that, as of the date hereof, there are more than 202,631,579 Class A Shares and more than 202,631,579 Class T Shares available for issuance under the Charter.

Based upon the foregoing, and subject to the assumptions, limitations and qualifications stated herein, it is our opinion that:

1. The Company is a corporation duly incorporated and existing under and by virtue of the laws of the State of Maryland and is in good standing with the SDAT.

2. The issuance of the Primary Offering Shares has been duly authorized and, when and if issued and delivered against payment therefor in accordance with the Resolutions, the Subscription Agreements and the Registration Statement, the Primary Offering Shares will be validly issued, fully paid and nonassessable.

3. The issuance of the Plan Shares has been duly authorized and, when and if issued and delivered against payment therefor in accordance with the Resolutions, the Plan and the Registration Statement, the Plan Shares will be validly issued, fully paid and nonassessable.

The foregoing opinion is limited to the laws of the State of Maryland and we do not express any opinion herein concerning any other law. We express no opinion as to compliance with any federal or state securities laws, including the securities laws of the State of Maryland, or as to federal or state laws regarding fraudulent transfers. To the extent that any matter as to which our opinion is expressed herein would be governed by any jurisdiction other than the State of Maryland, we do not express any opinion on such matter. The opinion expressed herein is subject to the effect of judicial decisions which may permit the introduction of parol evidence to modify the terms or the interpretation of agreements.

The opinion expressed herein is limited to the matters specifically set forth herein and no other opinion shall be inferred beyond the matters expressly stated. We assume no obligation to supplement this opinion if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof.

This opinion is being furnished to you for submission to the Commission as an exhibit to the Registration Statement. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of the name of our firm therein. In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the 1933 Act.

Very truly yours,